ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77I

(a)        At a regular meeting held September 10-11, 2007, the Board of Trustees for the Registrant voted to approve the deactivation of Class 3 shares with the Securities and Exchange Commission (SEC) on the following ten funds of the Registrant: Active Value Fund, Global Fund, Growth Fund, Growth Opportunities Fund, International Core Fund, International Growth Fund, Intrinsic Value Fund, U. S. Core Fund, U.S. Quality Equity Fund and Value Opportunities Fund. The ten funds are subadvised by Grantham, Mayo, Van Otterloo & Co. LLC. The Class 3 share class was not operational with the SEC and were therefore deemed no longer required.